                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
              AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
                               (Amendment No. 2)

                            Energy West Incorporated
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                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   29274A105
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                                 (CUSIP Number)

     Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street,
                      Cleveland, Ohio 44114, 216-736-7204

--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 26, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 5
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                                  SCHEDULE 13D
CUSIP NO. 29274A105                                           PAGE 2 OF 5 PAGES





---------- ---------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

           Turkey Vulture Fund XIII, Ltd.
---------- ---------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [    ]
                                                                                                        ----
                                                                                                   (b) [    ]
                                                                                                        ----
---------- ---------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS


---------- ---------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                                                       [    ]
                                                                                                        ----

---------- ---------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Ohio
---------- ---------------------------------------------------------------------------------------------------------
              NUMBER OF                   7    SOLE VOTING POWER

               SHARES                          124,500

            BENEFICIALLY               ------- ---------------------------------------------------------------------
                                          8    SHARED VOTING POWER
              OWNED BY
                                       ------- ---------------------------------------------------------------------
                EACH                      9    SOLE DISPOSITIVE POWER

              REPORTING                        124,500
                                       ------- ---------------------------------------------------------------------
               PERSON                    10    SHARED DISPOSITIVE POWER

                WITH
-------------------------------------- ------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           124,500
---------- ---------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                                                     [   ]
                                                                                                        ---
---------- ---------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           4.95%
---------- ---------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
           OO
---------- ---------------------------------------------------------------------------------------------------------


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CUSIP NO. 29274A105                                           PAGE 3 OF 5 PAGES

     This Amendment No. 2 to Statement on Schedule 13D is filed on behalf of Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), for the purpose of reporting sales of shares of common stock, par value $0.15 per share (the "Shares"), of Energy West Incorporated, a Montana corporation ("Energy West").

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Items 5(a), 5(c) and 5(e) of Schedule 13D are hereby amended and supplemented as follows:

     (a) According to the most recently available filing with the Securities and Exchange Commission by Energy West, there are 2,513,910 Shares outstanding.

     The Fund beneficially owns 124,500 Shares, or approximately 4.95% of the outstanding Shares. As sole Manager of the Fund, Richard M. Osborne may be deemed to beneficially own all Shares held by the Fund.

     (c) During the past 60 days, the Fund sold 47,400 Shares in open market transactions as set forth below:


                                                                        APPROXIMATE PER
                                                                          SHARE PRICE
                      DATE             NUMBER OF SHARES             (EXCLUDING COMMISSIONS)
                     8/13/01                  1,000                         $12.10
                     8/14/01                  1,000                         $12.15
                     8/16/01                  1,900                         $12.20
                     8/17/01                    700                         $12.25
                     8/20/01                    800                         $12.30
                     8/21/01                    700                         $12.25
                     8/22/01                  2,000                         $12.20
                     8/22/01                  2,000                         $12.25
                     8/23/01                  2,000                         $12.35
                     8/24/01                  4,500                         $12.40
                     8/27/01                  2,500                         $12.40
                     8/28/01                    500                         $12.45
                     8/29/01                    700                         $12.25
                     8/30/01                    100                         $12.25
                     9/4/01                   2,000                         $12.55

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CUSIP No. 29274A105                                            PAGE 4 OF 5 PAGES


                                                                        APPROXIMATE PER
                                                                          SHARE PRICE
                      DATE             NUMBER OF SHARES             (EXCLUDING COMMISSIONS)
                     9/5/01                     1,800                        $12.40
                     9/5/01                     2,000                        $12.50
                     9/5/01                     1,800                        $12.60
                     9/5/01                       500                        $12.75
                     9/5/01                       200                        $12.80
                     9/6/01                       100                        $12.50
                     9/6/01                       500                        $12.60
                     9/7/01                       900                        $12.40
                     9/7/01                       100                        $12.50
                     9/19/01                      700                        $12.50
                     9/20/01                    2,500                        $12.45
                     9/20/01                    1,100                        $12.55
                     9/21/01                    2,000                        $12.20
                     9/21/01                      300                        $12.50
                     9/24/01                    1,300                        $12.30
                     9/24/01                      100                        $12.50
                     9/25/01                    3,200                        $12.75
                     9/26/01                    1,900                        $12.70
                     9/26/01                    3,900                        $12.70
                     9/26/01                      100                        $12.73


     (e) On September 26, 2001, the Trust ceased to be the beneficial owner of more than 5% of the Shares outstanding.




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CUSIP No. 29274A105                                            PAGE 5 OF 5 PAGES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 16, 2001                     TURKEY VULTURE FUND XIII, LTD.


                                            By:   /s/ Richard M. Osborne
                                            -----------------------------
                                            Richard M. Osborne, Manager